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12013256

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2012
Washington DC
123

SEC FILE NUMBER
8-18291

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gordon, Haskett & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 E. Putnam Ave., 2nd Floor
(No. and Street)

Greenwich (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allan S. Gordon 203-862-5100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

61 Broadway, 32nd Floor (Address) New York (City) NY (State) 10006-2701 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Allan S. Gordon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gordon, Haskett & Co., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

General Partner

Title

Notary Public

MARK B. BORTECK
Notary Public, State of New York
No. 02BO4626868
Qualified in Westchester County
Commission Expires August 31, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Member AICPA Division for Firms,
Center for Public Company Audits and
Private Company Practice Sections
Registered with the Public Company
Accounting Oversight Board

TODMAN & CO., CPAS, P.C.
Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

61 Broadway, 32nd Floor
New York, NY 10006-2701
TEL. (212) 962-5930
FAX (212) 385-0215

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Gordon, Haskett & Co.
115 East Putnam Avenue
Greenwich, CT 06830

We have audited the accompanying statement of financial condition of Gordon, Haskett & Co. (A Partnership) as of December 31, 2011. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gordon, Haskett & Co. (A Partnership) as of December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Todman & Co., CPAs, P.C.

New York, New York
February 24, 2012

GORDON, HASKETT & CO.
(A PARTNERSHIP)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 885,630
Deposit with clearing broker	100,000
Receivables from brokers and dealers	26,903
Securities owned, at fair value	15,380
Equipment (net of accumulated depreciation of $15,604)	52,237
Security deposit	50,526
Other receivables	100,000
Total assets	$ 1,230,676

LIABILITIES AND PARTNERSHIP'S CAPITAL

Accounts payable and accrued liabilities	$ 25,000
Commitments and contingencies	
Partnership's capital	1,205,676
Total liabilities and partnership's capital	$ 1,230,676

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Gordon, Haskett & Co. (the "Partnership"), a broker dealer, provides outsourcing, disaster recovery and brokerage services' solutions to various institutions. Those revenues are reported either as commissions (soft-dollar arrangements) and/or consulting and research fees. The Partnership, like other securities industry entities, is affected by economic and political conditions.

The Partnership operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission ("SEC") and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provides that the Partnership clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Basis of Accounting

Securities transactions (and related revenues and expenses) are reflected in the financial statements on a settlement date basis. There is no material difference between the trade and settlement dates. The Partnership trading and investment accounts are valued at market and the resulting unrealized gains and losses are reflected in earnings.

Cash Equivalents

For purposes of the statement of cash flows, the Partnership has defined cash equivalents as short-term money market funds, highly-liquid debt instruments purchased with a maturity of three months or less, other than securities held for sale in the ordinary course of business.

Income Taxes

The Partnership does not pay tax on its income, but "passes through" any profits or losses to its Partners who must report their respective Partnership items on their tax returns.

The Partnership recognizes the tax benefits of uncertain tax positions only where the positions are "more likely than not" to be sustained assuming examination by tax authorities and determined to be attributed to the Partnership in accordance with ASC 740-10-50, "*Accounting for Uncertain Tax Positions*". The determination of attribution, if any, applies for each jurisdiction where the Partnership is subject to income taxes on the basis of tax laws and regulations of the jurisdiction. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability of the various jurisdictions may be materially different from management's estimate which is zero as of December 31, 2011.

Management has analyzed the Partnership's tax positions, and has concluded that no liability for unrecognized tax benefits should be recorded for related tax positions taken on returns filed for open years 2008-2010, or expected to be taken in year 2011 tax returns. The Partnership identifies its major tax jurisdictions as U.S. Federal and Connecticut where the Partnership operates. The

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

Partnership is not aware of any tax positions for which is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months.

Accordingly, no provision has been made for income taxes, since each partner is liable for his proportionate share of income taxes on partnership income.

Valuation of Investments in Securities at Fair Value – Definition & Hierarchy

ASC Topic 820, "*Fair Value Measurements*", defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

The Partnership uses various valuation approaches in accordance with the fair value hierarchy which prioritizes the inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Partnership. Unobservable inputs reflect the Partnership's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

- Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

- Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Partnership in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Valuation of Investments in Securities at Fair Value – Definition & Hierarchy (Continued)

measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Partnership's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Partnership uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Partnership values investments in securities traded on a national securities exchange at their last sales price on the date of determination. Other listed securities for which no sale occurred on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Equipment

Equipment is depreciated over its estimated useful life of five years.

Note 2 - Fair Value Measurements

The Partnership's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with FASB. See Note 1 for a discussion of the Partnership's policies.

The investments in securities, at market values of $15,380 are Level 1 equity securities with quoted prices in active markets for identical assets.

Note 3 - Net Capital Requirement

The Partnership's minimum net capital requirement under Rule 15c3-1 of the SEC was $50,000, whereas the net capital as computed was $983,109, leaving an excess net capital of $933,109. The capital ratio computed was 2.5%, versus an allowable maximum of 1500%.

Note 4 - Variable Interest Entities

ASC 810-10, *"Consolidation of Variable Interest Entities"*, addresses the consolidation of business enterprises to which the usual condition of consolidation (ownership of a majority voting interest) does

Note 4 - Variable Interest Entities (Continued)

not apply. This interpretation focuses on controlling financial interests that may be achieved through business arrangements that do not involve voting interests. It concludes that, in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary is required to consolidate the assets, liabilities and results of operations of the variable interest entity in its financial statements.

A controlling financial interest is defined as (a) the power to direct the activities of a variable interest entity that most significantly impact the entity's business and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. The revised consolidation rules require an analysis to (a) determine whether an entity in which the Partnership holds a variable interest is a variable interest entity and (b) whether the Partnership's involvement, through holding interests directly or indirectly in the entity or contractually through other variable interest (e.g., management and performance related fees), would give a controlling financial interest. Performance of that analysis requires the exercise of judgment. Where the variable interest entities have qualified for the deferral of the revised consolidation rules as discussed in "Recent Accounting Developments", the analysis is based on previous consolidation rules. These rules require an analysis to (a) determine whether an entity in which the Partnership holds a variable interest is a variable interest entity and (b) whether the Partnership's involvement, through holding interests directly or indirectly in the entity or contractually through other variable interests (e.g., management and performance related fees), which are expected to absorb a majority of the variability of the entity. Under both guidelines, the Partnership determines whether it is the primary beneficiary of a VIE at the time it becomes involved with a variable interest entity and reconsiders that conclusion continuously. In evaluating whether the Partnership is the primary beneficiary, management evaluates its economic interests in the entity held either directly by the Partnership or indirectly through employees.

The Partnership has evaluated its relationships with five entities and has determined that, although the entities are variable interest entities and the Partnership holds variable interests in the entities, these entities are not required to be consolidated in the Partnership's financial statements pursuant to ASC 810-10.

The Partnership leases office space from an entity owned by one of its partners (See Note 5). The Partnership is not the primary beneficiary and its maximum exposure to loss is considered de minimis.

The Partnership provides office space and administrative assistance to certain real estate entities owned mainly by one of its Partners. The total amount received approximates $120,000 for the year ended December 31, 2011. The Partnership is not the primary beneficiary and its maximum exposure to loss is considered de minimis.

The Partnership is provided with back office support for its commission business from a related entity owned by the same partners. The total amount paid of $240,000 is reported as brokerage and clearance expense in the statement of operations for the year ended December 31, 2011. The Partnership is not the primary beneficiary and its maximum exposure to loss is considered de minimis.

The Partnership pays an annual license fee to a second Partnership owned by its Partners under a 1984 license agreement. This second Partnership is not an operating entity and exists solely as a conduit for the use of the license which payments are in substance guaranteed payments to the Partners. For the

Note 4 - Variable Interest Entities (Continued)

year ended December 31, 2011, $840,000 in license fees was paid to this entity. The Partnership is not the primary beneficiary and its maximum exposure to loss is considered de minimis.

The Partnership has also engaged an entity, 100% owned by one of its partners, to provide certain technical, customer and sales support. The Partnership incurred and paid $1,615,000 in marketing and research fees to this entity for the year ended December 31, 2011. The Partnership has determined that this entity is a variable interest entity ("VIE") and that the Partnership is its primary beneficiary. If the financial statements of this VIE had been consolidated with those of the Partnership, total assets and liabilities would be increased by $13,083 and $-0- as of December 31, 2011 and revenue and expenses would be increased by $1,615,000 and $1,612,371. However, the marketing and research fees of $1,615,000 incurred by the Partnership would be eliminated in consolidation and reclassified as additional operating expenses, such as compensation, rent, etc., totaling $1,612,371. Accordingly, this entity has not been consolidated because the Partnership has determined that there would be no material effect on the Partnership's financial condition, results of operations and the computation of net capital under SEC Rule 15c3-1.

Lease Commitment

The Partnership entered into a new office lease with a third party during November 2010, and occupied its new premises in March 2011. The new office lease is scheduled to expire in April 2016 and provides for a five year renewal option. The future minimum annual rental payments will be $279,540 except for year 2011, which is approximated to be $209,000.

The Partnership formerly occupied office space under a sublease agreement, which expired on December 31, 2006, with annual rentals, plus its share of utility costs. The Partnership was on a month-to-month basis with the landlord, a related party, at $6,000 per month until it occupied its new premises.

Office rent expense for the year ended December 31, 2011, included in general and administrative expenses, was approximately $251,531.

Note 5 - Commitments and Contingencies

Litigation and Regulatory Inquiries

In the normal course of business, the Partnership is subject to regulatory inquiries and legal actions incidental to its securities business. The Partnership believes, after consultation with counsel, that the resolution or ultimate outcome of these matters are not expected to have a material adverse effect on the financial condition of the Partnership and, therefore, no provision for liability has been made in the accompanying financial statements. Nevertheless, due to uncertainties in the litigation process, it is reasonably possible that management's view of the outcome in these matters could change in the near future.

Note 6 - Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Partnership is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Partnership's transactions are collateralized and are

Note 6 - Financial Instruments with Off-Balance-Sheet Credit Risk (Continued)

executed with and on behalf of banks, brokers and dealers and other financial institutions. The Partnership introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

The Partnership's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to satisfy their obligations to the Partnership and the Partnership's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Partnership and its clearing broker provides that the Partnership is obligated to assume any exposure related to such nonperformance by its customers.

The Partnership seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Partnership monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 7 - Excess Cash & Cash Equivalents

The Partnership maintains its cash and cash equivalents in bank deposit accounts at two separate financial institutions. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. The money market account of approximately $875,000 is uninsured. The Partnership has not experienced any losses on such accounts.

Note 8 - Related Party Transaction

Included in marketing fees in the accompanying statement of income is $240,000 for consulting services paid to one of the Partners.

Note 9 - Subsequent Events

In accordance with ASC 855, *"Subsequent Events"*, the Partnership evaluated all subsequent events from the date of the balance sheet through February 24, 2011, which represents the issuance date of these financial statements. Other than the above, there were no material events or transactions occurring during this subsequent event reporting period which require recognition or disclosure in the financial statements.

A copy of the Partnership's statement of financial condition, as at December 31, 2011, pursuant to SEC Rule 17a-5, is available for examination at the Partnership's main office and at the regional office of the SEC.